UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 3, 2021

GRUBHUB INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36389	46-2908664
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 W. Washington Street, Suite 2100, Chicago, Illinois	60602
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 585-7878

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GRUB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

Certain Litigation Relating to the Merger

As previously announced, Grubhub Inc., a Delaware Corporation (“Grubhub”), entered into an Agreement and Plan of Merger, dated as of June 10, 2020 (as amended on September 4, 2020 and March 12, 2021, the “Merger Agreement”), with Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Just Eat Takeaway.com”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Just Eat Takeaway.com, and Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Just Eat Takeaway.com, pursuant to which Just Eat Takeaway.com will acquire Grubhub in an all-share combination in accordance with the Merger Agreement (the “Transaction”).

In connection with the Transaction, fourteen complaints have been filed by alleged shareholders of Grubhub (collectively, the “Shareholder Complaints”): Wang v. Grubhub, Inc., et al., Case No. 1:21-cv-3756, Ferreiro v. Grubhub Inc., et al., Case No. 1:21-cv-03945 (the “Ferreiro Complaint”), Dennis v. Grubhub Inc., et al., Case No. 1:21-cv-03983, Johnson v. Grubhub Inc., et al., Case No. 1:21-cv-04104, Brown v. Grubhub Inc., et al., Case No. 1:21-cv-04118 (the “Brown Complaint”), Langlois v. Grubhub Inc., et al., Case No. 1:21-cv-04369 (the “Langlois Complaint”), Litwin v. Grubhub Inc., et al., Case No. 1:21-cv-04581, Heilmeier v. Grubhub Inc., et al., Case No. 1:21-cv-04687, Luftig v. Grubhub Inc., et al., Case No. 1:21-cv-04704 and Ryan v. Grubhub Inc., et al., Case No. 1:21-cv-04865 are individual actions that were filed in the United States District Court for the Southern District of New York (the “Litwin Complaint”); Carrier v. Grubhub Inc., et al., Case No. 1:21-cv-02508 and Lowinger v. Grubhub Inc., et al., Case No. 1:21-cv-02743 (the “Lowinger Complaint”) are individual actions that were filed in the United States District Court for the Eastern District of New York; Williams v. Grubhub Inc., et al., Case No. 1:21-cv-00729 is an individual action filed in the United States District Court for the District of Delaware; Waterman v. Grubhub Inc., et al., Case No. 2:21-cv-02414 is an individual action filed the United States District Court for the Eastern District of Pennsylvania. The Shareholder Complaints named as defendants Grubhub and members of its board of directors (the “Grubhub Board”) and allege, among other things, that the defendants violated Sections 14(a) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder by omitting supposedly material information from the preliminary proxy statement (the “Proxy Statement”) filed by Grubhub on April 27, 2021 with the Securities and Exchange Commission (“SEC”), rendering the filing false and/or misleading. The plaintiffs in the Ferreiro Complaint and Langlois Complaint further allege breaches of fiduciary duties by the members of the Grubhub Board as a result of an allegedly flawed and inadequate sales process, alleged potential conflicts of interest, and alleged failure to include information in the preliminary proxy statement. The plaintiffs in the Brown Complaint and Lowinger Complaint further allege that certain provisions in Merger Agreement are restrictive to Grubhub’s ability to consider other offers. The plaintiff in the Langlois Complaint alleges that Merger Consideration represents inadequate compensation for Grubhub shares and the plaintiffs in the Lowinger Complaint and Litwin Complaint allege that certain of Grubhub’s officers have significant financial interests in completing the Proposed Transaction because of potential payouts and positions in the combined company. The Shareholder Complaints seek various remedies, including, among other things, injunctive relief to prevent the consummation of the Transaction unless certain allegedly material information is disclosed, a directive that defendants exercise their fiduciary duties to obtain an acquisition which is in the best interest of Grubhub Stockholders, an award of attorneys’ fees and expenses, rescission of the Transaction or an award of damages should the Transaction be consummated. A separate alleged shareholder, who did not also file a complaint, sent a demand to the Grubhub Board requesting additional disclosures.

Grubhub and the other named defendants believe that the disclosures set forth in the Proxy Statement comply fully with all applicable law, that no supplemental disclosures are required under applicable law, and that the plaintiffs’ allegations in each of the Shareholder Complaints are without merit. However, in an effort to put the claims that were or could have been asserted to rest, to avoid nuisance and possible expense and transaction delays, and without admitting any liability or wrongdoing, Grubhub is making certain disclosures set forth below that supplement and revise those contained in the Proxy Statement. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, Grubhub and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, further deny all allegations that any disclosure was or is required or material, and expressly maintain that, to the extent applicable, they have complied with their respective legal obligations.

Supplemental Disclosures to Proxy Statement

This supplemental information should be read as part of, and in conjunction with, the Proxy Statement, which should be read in its entirety and is on the SEC’s website at http://www.sec.gov, along with periodic reports and other information Grubhub files with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. To the extent defined terms are used but not defined herein, they have the meanings set forth in the Proxy Statement.

The section of the Proxy Statement entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Background of the Merger” is amended and supplemented as follows:

The third sentence of the first full paragraph on page 77 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through):

However, ~~following~~ these exploratory conversations did not progress beyond preliminary discussions, and before commencing more comprehensive due diligence, in May 2019 the parties mutually agreed to end the discussions.

The second sentence of the second full paragraph on page 77 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through):

On 8 July 2019, Grubhub and Company A entered into a mutual confidentiality agreement, which contained a customary mutual standstill provision that permitted either party to make private proposals to the other party and contained~~with~~ a customary “fall away” provision providing that a party’s standstill obligations would terminate in certain circumstances, including upon the other party entering into a binding agreement related to a change of control of such company.

The third sentence of the last paragraph on page 77 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through):

“At the meeting, the Grubhub Board decided to form an ad hoc advisory committee (the “M&A Committee”) consisting of Messrs. David Fisher, Lloyd Frink and Brian McAndrews, independent members of the Grubhub Board selected on the basis of their experience with similar transactions, to assist the Grubhub Board in its evaluation of a potential strategic transaction. The Grubhub Board approved the formation of the M&A Committee on the basis that the entire Board would participate in decision-making, with the M&A Committee facilitating expedited interim discussions.”

The fourth full paragraph on page 79 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through):

Also on 29 April 2020, Grubhub and Just Eat Takeaway.com entered into a mutual confidentiality agreement, which contained a customary standstill provision that permitted Just Eat Takeaway.com to make private proposals to the Grubhub Board or Grubhub’s chief executive officer and contained ~~and~~ a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including Grubhub entering into a binding agreement related to a change of control of Grubhub.

The third paragraph on page 80 of the Proxy Statement is hereby amended and supplemented by adding the following sentence at the end of such paragraph:

“During the meeting, the Grubhub Board also considered the media reports published the same day that Grubhub had received a takeover proposal from a publicly traded competitor in the online food delivery industry, and the impact thereof on ongoing discussions with Company A, as well as the fact that such reports could prompt other interested parties to submit competitive offers in the near term.”

The paragraph at the bottom of page 80 and at the top of page 81 of the Proxy Statement is hereby amended and supplemented by adding the following sentence at the end of such paragraph:

“Just Eat Takeaway.com did not mention the retention plans or equity participation in the combined company to be offered by Just Eat Takeaway.com to Grubhub management in any of its proposals communicated on 18 May, 24 May or 4 June.”

The first full paragraph on page 81 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through:

Following discussion regarding the intrinsic value of the respective parties’ stock and conditionality involved in a transaction with either party, the Grubhub Board directed Grubhub management and representatives of Evercore to seek an indication of interest from Company B and to improve and clarify the terms of Just Eat Takeaway.com’s 18 May proposal, in particular with respect to the governance of a combined company, the number (but not identity) of Grubhub’s representatives it would be entitled to designate to the Just Eat Takeaway.com Management and Supervisory Boards, and listing of the stock to be issued as merger consideration.

The fourth full paragraph on page 81 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined and deleted text struck through):

On the same day, Grubhub and Company B entered into a mutual confidentiality agreement, which contained a customary standstill provision that permitted Company B to make private proposals to the Grubhub Board or Grubhub’s chief executive officer and contained ~~and~~ a related “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Grubhub entering into a binding agreement related to a change of control. On the following day, Grubhub provided Company B initial preliminary due diligence materials.

The seventh paragraph on page 83 of the Proxy Statement is hereby amended and supplemented by adding the following sentence at the end of such paragraph:

“Mr. Maloney did not discuss with Mr. Groen or any other representatives of Just Eat Takeaway.com, on that day or during the course of any other discussions or negotiations with representatives of Just Eat Takeaway.com, the specifics of any potential compensation opportunities that may be offered to him in connection with such potential role at the combined company, other than the fact that the remuneration of any members of the Just Eat Takeaway.com Management Board would be subject to Dutch legal requirements, market practices and Just Eat Takeaway.com’s existing remuneration policies, and that as a result, if Mr. Maloney were to join the Just Eat Takeaway.com Management Board, approval by Just Eat Takeaway.com Shareholders of a remuneration policy supplement would be necessary in order for Just Eat Takeaway.com to provide Mr. Maloney with a remuneration package consistent with his remuneration as chief executive officer of Grubhub.”

The section of the Proxy Statement entitled “Grubhub Proposal I: Adoption of the Merger Agreement—Opinion of Grubhub’s Financial Advisor —Summary of Evercore’s Financial Analyses” starting on page 97 of the Proxy Statement is amended and supplemented as follows:

The disclosure under the subheading “—Discounted Cash Flow Analysis” starting on pages 97 and 98 of the Proxy Statement is amended and supplemented as follows (with new text underlined and deleted text struck through):

“Grubhub

Evercore performed a discounted cash flow analysis of Grubhub to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Grubhub was forecasted to generate during Grubhub’s second, third and fourth quarter of fiscal year 2020 and fiscal years 2021 through 2024 based on the Grubhub financial projections (the “Grubhub Projections DCF”). Evercore calculated terminal values for Grubhub by applying terminal year multiples ranging from 16.0x to 20.0x, which range was selected by Evercore based on its professional judgment and experience, to the estimated terminal year adjusted EBITDA of Grubhub as reflected in the Grubhub financial projections (which analysis implied perpetuity growth rates for Grubhub for the period after 31 December 2024 ranging from 6.8% to 9.2%). The cash flows and terminal values in each case were then discounted to present value as of 31 March 2020 using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Grubhub’s weighted average cost of capital, as estimated by Evercore based on the Capital Asset Pricing Model (“CAPM”), and the mid-year cash flow discounting convention. Evercore derived a range of illustrative enterprise values for Grubhub by adding the ranges of present values for the cash flows and terminal values and the estimated present value as of 31 March 2020 of the tax savings of Grubhub attributed to its net operating losses calculated by applying the same range of discount rates referred to above. Evercore then subtracted from the range of illustrative enterprise values it calculated Grubhub’s net debt (defined as total debt, including lease liabilities, less cash and cash equivalents) of approximately $203 million as of 31 March 2020, as calculated based on Grubhub’s public filings and information provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management to derive a range of illustrative equity values for Grubhub. Evercore then divided the range of illustrative equity values it derived for Grubhub by the number of fully diluted outstanding Grubhub Shares, calculated using the treasury stock method, as provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management. This analysis indicated a range of implied share prices per Grubhub Share of approximately $40.63 to approximately $55.58.

For reference purposes only and using the same method as described above for the Grubhub Projections DCF, Evercore also performed a discounted cash flow analysis of Grubhub based on the Grubhub financial projections and taking into account 50% of the estimated cost synergies (the “Grubhub Projections Plus Synergies DCF”). Evercore calculated a range of implied values of synergies by applying multiples ranging from 10.0x to 12.0x to the estimated cost synergies, which range was selected by Evercore based on its professional judgment and experience, and dividing the resulting range by 50%. Evercore then calculated the implied value of the synergies per Grubhub Share by dividing the range of implied synergies by the number of fully diluted outstanding Grubhub Shares, calculated using the treasury stock method, as provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management. Evercore then added to the implied share prices of Grubhub Shares (as calculated above) the implied value of the synergies per Grubhub Share. This analysis indicated a range of implied share prices per Grubhub Share of approximately $43.20 to approximately $58.67.

Just Eat Takeaway.com

Evercore performed a discounted cash flow analysis of Just Eat Takeaway.com to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Just Eat Takeaway.com was forecasted to generate during Just Eat Takeaway.com’s fiscal years 2020 through 2029 based on the counterparty financial projections. Evercore calculated terminal values for Just Eat Takeaway.com by applying terminal year multiples ranging from 12.0x to 14.0x, which range was selected by Evercore based on its professional judgment and experience, to the estimated terminal year adjusted EBITDA of Just Eat Takeaway.com as reflected in the counterparty financial projections (which analysis implied perpetuity growth rates for Just Eat Takeaway.com for the period after 31 December 2029 ranging from of 2.6% to 5.3%). The cash flows and terminal values in each case were then discounted to present value as of 31 March 2020 using discount rates ranging from 9.0% to 11.0%, which were based on an estimate of Just Eat Takeaway.com’s weighted average cost of capital, as estimated by Evercore based on CAPM, and the mid-year cash flow discounting convention. Evercore derived a range of illustrative enterprise values for Just Eat Takeaway.com by adding the ranges of present values for the cash flows and terminal values and the estimated present value as of 31 March 2020 of the tax savings of Just Eat Takeaway.com attributed to unused tax losses, calculated by applying the same range of discount rates referred to above. Evercore then subtracted from the range of illustrative enterprise values it calculated Just Eat Takeaway.com’s estimated net debt (defined as total debt, including lease liabilities, less cash and cash equivalents) of approximately €20 million, as calculated based on information provided to Evercore by Just Eat Takeaway.com management and approved for Evercore’s use by Grubhub management and added Just Eat Takeaway.com’s unconsolidated assets of approximately €1.32 billion, which includes a 0.24% stake in Woowa Brothers, as calculated based on Delivery Hero’s proposed €3.6 billion acquisition per public filings and press releases, and a 33% stake in iFood, as calculated based on median of research analyst estimates, ~~as calculated based on Takeaway.com N.V.’s public filings, certain publicly available research analyst reports for Just Eat Takeaway.com~~

~~and information provided to Evercore by Grubhub management and approved for Evercore’s use by Grubhub management~~ to derive a range of illustrative equity values for Just Eat Takeaway.com. Evercore then divided the range of illustrative equity values it derived for Just Eat Takeaway.com by the number of fully diluted outstanding Just Eat Takeaway.com Shares, calculated using the treasury stock method, as provided to Evercore by Just Eat Takeaway.com management and approved for Evercore’s use by Grubhub management. This analysis indicated a range of implied share prices per Just Eat Takeaway.com Share of approximately €106.34 to approximately €136.68.”

The first sentence of the final paragraph on page 98 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined):

“For reference purposes only, Evercore reviewed selected public market trading price targets for the Grubhub Shares prepared and published by twenty-one equity research analysts that were publicly available as of 9 June 2020.”

The first sentence of the first paragraph on page 99 of the Proxy Statement is hereby amended and supplemented as follows (with new text underlined):

“For reference purposes only, Evercore reviewed selected public market trading price targets for the Just Eat Takeaway.com Shares prepared and published by thirteen equity research analysts that were publicly available as of 9 June 2020.”

The section of the Proxy Statement entitled “Grubhub Proposal I: Adoption of the Merger Agreement— Certain Unaudited Prospective Financial Information Prepared by Grubhub” starting on page 101 of the Proxy Statement is amended and supplemented as follows:

The table on page 103 of the Proxy Statement presenting a summary of the Grubhub financial projections and related footnotes are hereby replaced with the following:

(USD, in millions)	2020E	2021E	2022E	2023E	2024E
Revenue	$1,590	$1,982	$2,410	$2,810	$3,242
Net income (loss)(1)	$(156)	$(113)	$(67)	$15	$113
Adjusted EBITDA(2)	$101	$174	$239	$308	$412
Levered free cash flow(3)	$(5)	$65	$127	$190	$291

(1)	For purposes of the Grubhub financial projections, net income (loss) is calculated as income (loss) from operations, less net interest expense, less income tax expense.
(2)

For purposes of the Grubhub financial projections, adjusted EBITDA is calculated as net income (loss) before acquisition, restructuring and certain legal costs, income taxes, net interest expense, depreciation and amortization and stock-based compensation expense.

(3)

For purposes of the Grubhub financial projections, levered free cash flow is calculated as net income (loss) plus depreciation, amortization, stock-based compensation expenses, change in working capital and cash flow from other operating activities and less capital expenditures.

Forward-Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain approval by Grubhub stockholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on March 1, 2021, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.justeattakeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement was declared effective by the SEC on May 12, 2021, and includes a proxy statement of Grubhub/prospectus of Just Eat Takeaway.com. The definitive proxy statement/prospectus was first mailed to the stockholders of Grubhub on or about May 12, 2021, seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, on or about May 12, 2021, Just Eat Takeaway.com filed with the Netherlands Authority for the Financial Markets (“AFM”) and the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.justeattakeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s definitive proxy statement dated April 28, 2021 for its 2021 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2021 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2020 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: June 3, 2021	By:	/s/ Adam DeWitt
Adam DeWitt
President and Chief Financial Officer